UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09055285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50918~~ 8-51097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hunter Scott Financial, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

500 Gulfstream Blvd, Suite 103C
(No. and Street)

Delray Beach	Florida	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gouzos (561)265-3614

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900NW Corporate Blvd, Suite East 210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

AB 3/17

OATH OR AFFIRMATION

I, **Peter Gouzos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hunter Scott Financial, LLC**, as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Known personally to me

Pres

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

We have audited the accompanying statement of financial condition of Hunter Scott Financial, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended being filed by the Company pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Scott Financial, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Certified Public Accountants

Boca Raton, Florida
February 26, 2009

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2008

ASSETS

Cash	$	308,233
Commissions receivable		27,982
Advances receivable - brokers		25,061
Deposit with clearing organization		25,017
Other assets		3,738
Total current assets		390,031
Property and equipment, net of accumulated depreciation of $31,977		13,526
Total assets	$	403,557

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Commissions payable	$	28,670
Accounts payable and accrued expenses		181,765
Due to member		35,000
Total liabilities		245,435
Members' equity		158,122
Total liabilities and members' equity	$	403,557

See accompanying notes to financial statements.

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 1,576,131
Other income	129,792
Interest	24,653
Total revenues	1,730,576
Expenses:	
Commissions to agents/representatives	1,082,835
Clearing costs	58,969
Employee compensation and benefits	34,380
Taxes other than federal income tax	3,307
Insurance	140,036
Regulatory fees and expenses	41,068
Bank charges and other charges	738
Professional fees	61,861
Office expenses	44,934
Management fees	216,973
Auto expenses	22,314
Travel and entertainment	16,783
Postage and shipping	15,811
Maintenance	920
Telephone and internet	48,556
Depreciation	7,553
Utilities	2,896
Rent	30,262
Loss on sale of assets	8,548
Total expenses	1,838,744
Net loss	$ (108,168)

See accompanying notes to financial statements.

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

Members' Equity - December 31, 2007	$ 171,290
Contributions by member	95,000
Net income (loss) for the year ended December 31, 2008	(108,168)
Members' Equity - December 31, 2008	$ 158,123

See accompanying notes to financial statements.

HUNTER SCOTT FINANCIAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net Income	$ (108,168)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	7,553
Loss on sale of assets	8,548
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	56,609
Deposit with clearing organization	74,945
Other assets	16,282
Increase (decrease) in:	
Commissions payable	(91,167)
Accounts payable and accrued expenses	(11,146)
Net cash used in operating activities	(46,544)
Cash flows from investing activities:	
Purchase of property and equipment	(5,938)
Net cash used by investing activities	(5,938)
Cash flows from financing activities:	
Loan from member	35,000
Contributions from member	95,000
Advances receivable - brokers	21,677
Payments of note payable	(75,000)
Net cash provided by financing activities	76,677
Net increase in cash	24,195
Cash, beginning of year	284,038
Cash, end of year	$ 308,233

Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Hunter Scott Financial, LLC (the "Company"), formerly known as Platinum Capital LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Florida on March 16, 1998 and is headquartered in Delray Beach, Florida. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2008.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $25,017 exists at Sterne, Agee & Leach, LLC as of December 31, 2008.

NOTE 4 – ADVANCES RECEIVABLE - BROKERS

As of December 31, 2008, the Company has advanced $25,061 to one registered representative. Such advances are non-interest bearing and due on demand. It is the Company's intent to deduct advances due from registered representative from the future commissions payable to such individuals.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$25,655
Computers	5	19,848
		45,503
Less: accumulated depreciation		(31,977)
		$13,526

Depreciation expense for the year ended December 31, 2008 was $7,553.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2008 accounts payable and accrued expenses totaling $181,765 included $80,000 in accrued expenses incurred for errors and omissions insurance coverage for the period covering beyond the balance sheet date reported. This coverage is for settling certain claims against the company. Also, a $25,000 settlement liability in connection with FINRA fines and penalties was still outstanding at that date.

NOTE 7 – DUE TO MEMBER

As of December 31, 2008, the Company has been advanced $35,000 from a member. Such an advance was made on a non-interest bearing and due on demand. The loan was made due to the need of additional funds for the company's net capital funding requirement.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $115,297, which was $98,935 in excess of its required net capital of $16,362. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.13 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 9 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $27,982 receivable from their clearing organization at December 31, 2008 which consists primarily of the Company's net commissions due from customer trades.

NOTE 10 – OPERATING LEASE

The Company occupies its operating facilities under a five (5) year lease expiring on March 31, 2009 at an annual base rental of $23,400 plus common area maintenance and state sales tax. The base rental has a 5% annual increase. The company terminated its rights under the lease effective February, 2008. At December 31, 2007, the future minimum lease payments for the remaining term of the lease approximated $7,600. In addition, to the above future minimum lease payments, the company owed approximately $9,400 for prior lease costs at December 31, 2007, owing a total of $17,000 to settle it's lease obligations on the above lease.

In February, 2008, the company entered into a new lease at 500 Gulfstream Boulevard, Suite 103C, Delray Beach, Florida 33483. This lease term is for two years and calls for monthly payments of approximately $905 per month. At December 31, 2008, the future minimum lease payments for the remaining term of the lease commitment are as follows:

2009	$10,860
2010	1,810
	$12,670

In addition, to leasing its facilities, the Company leases vehicles and office equipment under non-cancelable operating leases. The Company is responsible for all insurance maintenance and taxes on the vehicles. Lease payments under these operating leases for the year ended December 31, 2008 was $30,000 and the future minimum lease payments under these leases are expected to be $18,000 in 2009, $16,000 in 2010 and $14,000 in 2011.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 12 – CONTINGENCIES

During the year, the Company was involved in arbitration matters involving two customers. As of December 31, 2008, the Company accrued $32,216 for contingent liabilities relating to these matters. At December 31, 2008 aggregate indebtedness for net capital computation purposes included $32,216 of potential losses from arbitration.

SUPPLEMENTARY INFORMATION

HUNTER SCOTT FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital computation:

Total Members' Equity	$	158,122
Deductions and/or charges:		
Non-allowable assets:		
Advances - related parties		25,061
Other assets		3,738
Property and equipment		13,526
Total non-allowable assets		42,325
Net capital before haircuts on securities positions		115,797
Haircuts on securities:		
Clearing deposit		500
Total haircuts on securities		500
Net capital		115,297
Required minimum capital		16,362
Excess net capital	$	98,934

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	245,435
Total aggregate indebtedness	$	245,435
Ratio of aggregate indebtedness to net capital		2.13 to 1

Reconciliation:

Net capital, per unaudited December 31, 2008 FOCUS report, as filed	$	115,297
Net audit adjustments		-
Net capital, per December 31, 2008 audited report, as filed	$	115,297

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

In planning and performing our audit of the financial statements of Hunter Scott Financial, LLC, as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended o be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Boca Raton, Florida
February 26, 2009